CN ENERGY GROUP. INC.

January 21, 2020

Via Edgar

Ms. Mary Beth Breslin

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	CN ENERGY GROUP. INC.
Draft Registration Statement on Form F-1
Submitted on September 30, 2019
CIK No. 0001780785

Dear Ms. Breslin:

This letter is in response to the letter dated October 29, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to CN ENERGY GROUP. INC. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”) is being submitted confidentially to accompany this letter.

Cover Page

1. Please revise the description of the escrow arrangement to clarify whether any funds will be promptly returned if the minimum offering amount is not sold. Refer to Exchange Act Rule 10b-9.

In response to the Staff’s comments, we revised the description of the escrow arrangement on the cover page of the Amended Draft Registration Statement to clarify that any funds will be promptly returned if the minimum offering amount is not sold.

2. We note your statement that you plan to apply to list your shares on NYSE American, and that a condition to your obligation to sell any securities through the placement agent is that, upon closing of this offering, the shares would qualify for listing. Please tell us whether this condition can be waived, and the circumstances under which it could be waived. To the extent your offering could close without such listing, please revise the cover page to remove the reference to NYSE American. Also confirm that you will register one or more classes of securities pursuant to Section 12(g) of the Exchange Act, or, alternatively, add appropriate risk factor disclosure concerning the lack of a Section 12 reporting obligation.

We respectfully advise the Staff that this condition cannot be waived. In response to the Staff’s comments, we revised the cover page of the Amended Draft Registration Statement to clarify that it is a condition to the closing of this offering that the ordinary shares of the Company qualify for listing on NYSE American. We will file Form 8-A prior to the closing to register our ordinary shares pursuant to Section 12(b) of the Exchange Act on NYSE American.

Overview, page 5

3. It appears that you focus on the wood-based subset of the activated carbon manufacturing market. Please revise to highlight this in your Summary.

In response to the Staff’s comments, we revised the disclosure on pages 5 and 60 of the Amended Draft Registration Statement to highlight that we focus on the wood-based subset of the activated carbon manufacturing market.

Prospectus Summary, page 5

4. Your summary should be a balanced discussion of your business. In this regard, please balance your prominent discussion of your competitive strengths and growth strategy with a discussion of the challenges you face in executing your business plan. As examples only, please address your reliance on a small number of customers and suppliers, and the risk of an increase in the cost of raw materials.

In response to the Staff’s comments, we revised the disclosures on page 6 of the Amended Draft Registration Statement to discuss the challenges we face in executing our business plan.

Growth Strategies, page 6

5. You refer in the second sentence to "implementation of the following strategies," but there is no discussion of any growth strategies. Please revise.

In response to the Staff’s comments, we revised the disclosure on page 6 of the Amended Draft Registration Statement to include the discussion of our growth strategies.

Implication of Our Being an "Emerging Growth Company", page 7

6. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We respectfully advise the Staff that neither we nor anyone authorized to do so on our behalf has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of our securities. We undertake to provide to the Staff copies of any such written communications that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

Use of Proceeds, page 35

7. It appears from your Use of Proceeds table that the minimum offering amount may be less than 25% of the total maximum offering amount. Please explain here, in the Prospectus Summary, and elsewhere in the prospectus, as appropriate, how that amount correlates with your business plans and what the receipt of that amount of proceeds would enable you to accomplish. In this regard, clarify what you mean by "expansion of [y]our business." Also disclose how much capital will be required to complete the construction of the manufacturing facilities in Manzhouli City.

In response to the Staff’s comments, we revised the disclosure on pages 10 and 35 of the Amended Draft Registration Statement to (i) explain that the net proceeds from the minimum offering amount, together with our available cash and cash equivalents, would enable us to complete the construction of the first stage of the manufacturing facility in Manzhouli City, (ii) clarify that “the expansion of our business” means increasing our manufacturing capacity by constructing a new manufacturing facility in Manzhouli City, and (iii) disclose that, as of January 2020, approximately $17.01 million would be required to complete the first stage of construction of the manufacturing facility in Manzhouli City and approximately $28.21 million to complete the second stage.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 50

8. We note in your risk factor on page 21 that as a holding company you rely principally on dividends and other distributions on equity from your PRC subsidiaries for your cash requirements. Please tell us your consideration of including separate liquidity and capital resources disclosures related to the holding company and to its operating subsidiaries.

In response to the Staff’s comments, we revised our disclosure on pages 46 and 47 of the Amended Draft Registration Statement to expand our discussion on the liquidity and capital resources related to our holding company and its operating subsidiaries.

9. Please expand this section to describe the government subsidies you have received and the basis on which you received them. Clearly disclose how those programs affect your business and the extent to which you expect they will remain available in the future.

In response to the Staff’s comments, we revised our disclosure on pages 45 and 46 of the Amended Draft Registration Statement to expand the discussion related to the government subsidies income.

Business, page 64

10. We note your disclosure on page 66 that you entered into a strategic cooperation agreement with Huadian Electric Power Science Academy in 2014 pursuant to which you research, develop and share technologies related to activated carbon and biomass energy. Please expand your Business disclosure to describe the material terms of this agreement, including the rights and obligations of the parties, any payment obligations, term and termination provisions, and any rights to intellectual property jointly developed under the agreement. Also file the agreement as an exhibit to the registration statement or tell us why you believe it is not required to be filed. Refer to Item 8.a of Form F-1 and Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comments, we revised the disclosures on pages 62 and 71 to clarify the terms of the strategic cooperation agreement. We respectfully advise the Staff that we believe our strategic cooperation agreement with Huadian Electric Power Science Academy is not required to be filed as a material agreement under Item 601(b)(10) of Regulation S-K since it is a framework agreement that does not create any payment obligations to the parties and the intellectual property improvements made under the strategic cooperation agreement are not significant to our business operations.

Our Competitive Strengths

Advanced Technology And Established Relationship With a Research Center, page 66

11. Please expand your disclosure to describe the basis for your statement that your single process technology is "more efficient, produces higher-quality activated carbon products as well as biomass electricity, results in less pollution and yields higher profits." Also revise to clarify the activated carbon products or technology to which you are comparing your technology.

In response to the Staff’s comments, we revised the disclosure on page 62 of the Amended Draft Registration Statement to describe the basis of our statement and clarify the activated carbon products and technology to which we are comparing our technology.

Strategically Placed Facilities And Lower Costs, page 66

12. You state that you expect the first stage of your new facilities in Manzhouli City to be operating by June 2020. Please disclose clarify what you mean by the "first stage," what type of operations will be enabled at that point, and your estimated completion date for the entire facility.

In response to the Staff’s comments, we revised the disclosures on pages 62 and 70 of the Amended Draft Registration Statement to clarify the two stages of our new facility in Manzhouli City and our estimated completion date for the entire facility.

Our Strategy, page 67

13. You state in the middle of the page that the third-party producers you make use of do not have the same manufacturing processes or quality control as the company. Please tell us what consideration has been given to including a risk factor regarding this situation.

In response to the Staff’s comments, we revised the disclosure on pages 13 and 63 of the Amended Draft Registration Statement to include a new risk factor regarding the use of third-party producers.

Management, page 89

14. It appears from the business background disclosure of Mr. Zhengyu Wang that he has executive positions with various entities apart from the company and its subsidiaries. Please revise to clarify how much of his time he devotes to the company.

In response to the Staff’s comments, we revised the disclosure on page 17 of Amended Draft Registration Statement to include a new risk factor to clarify the amount of time Mr. Wang devotes to the Company.

Description of Share Capital, page 97

15. We note that your Articles of Association include an Exclusive Jurisdiction provision establishing the courts of the British Virgin Islands as the exclusive forum for all disputes, subject to certain exceptions including claims under the Securities Act of 1933. Please revise to describe this provision, including whether it applies to any Exchange Act claims. Your disclosure should include a statement that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, provide clear risk factor disclosure regarding the potential risks to investors, including, as examples only, increased costs to bring a claim and the possibility that such provisions may discourage the filing of claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. You should also address whether there is any question as to whether a court would enforce the provision.

In response to the Staff’s comments, we amended the Exclusive Jurisdiction provision in our Articles of Association and revised the disclosure on page 97 of the Amended Draft Registration Statement to clarify that the exclusive jurisdiction provision does not apply to any complaint asserting a cause of action arising under the Securities Act or the Exchange Act and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, we added a risk factor on page 29 of the Amended Draft Registration Statement to disclose the potential risks related to the exclusive jurisdiction provision.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Organization and Nature of Business, page F-7

16. Please tell us your consideration of including a footnote disclosing the financial information for the parent company in compliance with Rule 4-08(e)(3) of Regulation SX.

In response to the Staff’s comments, we revised the disclosure of financial information for the parent company for the years ended September 30, 2019 and 2018, in Note 19 on page F-23 to F-25 of the Amended Draft Registration Statement.

Note 14 – Statutory Reserves, page F-22

17. Please revise your audited and interim financial statements to include additional disclosures related to your equity account balances. This discussion should include equity transactions that occurred prior to and in combination with the August 2019 reorganization, and the effect of the reorganization on your equity balances. Refer to ASC 505-10-50.

In response to the Staff’s comments, we included additional disclosure related to our equity account balances for our parent company for the fiscal years ended September 30, 2019 and 2018, in Note 17 on page F-23 of the Amended Draft Registration Statement.

General

18. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

We undertake to provide any additional graphics, visual, and photographic information we will provide in the printed prospectus to the Staff prior to its use.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Zhengyu Wang
Name: Zhengyu Wang
Title: Chief Executive Officer, Chairman, and Director

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC